Exhibit 99.1

TURBO ENERGY EXPANDS PAMESA NET ZERO CONTRACT WITH $7.6 MILLION IN ADDITIONAL STORAGE AND ENERGY MANAGEMENT ORDERS

Phase II adds a net 51 MWh of contracted battery storage capacity and extends Turbo Energy’s AI-driven technology to new industrial sites

Turbo Energy battery storage systems deployed within Pamesa Net Zero, an industrial program now expanding to additional sites.

VALENCIA, Spain — (GLOBE NEWSWIRE) — November 10, 2026 — Turbo Energy, S.A. (Nasdaq: TURB) (“Turbo Energy” or the “Company”), a global technology integrator specializing in AI-driven storage and energy management solutions, today announced additional orders valued at €6.83 million, or approximately US$7.62 million¹, to expand its deployment within Pamesa Net Zero, an industrial energy program at the Spanish facilities of Pamesa Group, Europe’s largest ceramic tile manufacturer.

The orders represent additional contracted business attributable to Turbo Energy beyond the value of its previously announced agreement and add a net 51 MWh of contracted battery storage capacity, covering installations at two new industrial sites and capacity increases at existing locations.

The expansion builds on the approximately $53 million contract announced in September 2025 for 366 MWh of storage capacity across 10 factories. The initial deployment has already brought 62.5 MWh into operation across three industrial sites, with deployment continuing at other locations. Turbo Energy’s proprietary software began operating within the program in July 2026, coordinating solar generation, battery storage, electricity drawn from the grid and industrial consumption.

The additional orders cover battery energy storage systems (“BESS”), inverters, Turbo Energy’s proprietary AI-driven energy management software and associated integration services, with equipment deliveries expected during the first half of 2027.

Phase II expands the deployment of Turbo Energy’s integrated technology across the Pamesa Net Zero program, supporting greater control over electricity costs, reduced exposure to price volatility, increased use of on-site solar generation and more flexible management of energy resources. The new inverters also introduce backup capability, enabling appropriately configured installations to supply designated loads during grid outages, subject to available solar generation, battery charge and connected demand.

The additional order value represents contracted business attributable to Turbo Energy and should not be interpreted as revenue recognized in a single reporting period. Revenue recognition will depend on the applicable contractual terms and the Company’s accounting policies.

AI-driven energy management tailored to industrial operations

Turbo Energy combines battery storage, system controls and proprietary energy management software to support the operation of complex industrial energy systems.

Its software uses AI-driven forecasting of solar generation and electricity consumption, together with electricity price signals and battery availability, to optimize battery charging and discharging schedules while accounting for each facility’s operating requirements.

Engineering and software configuration are tailored to the technical characteristics, equipment and consumption patterns of each installation, allowing the technology to be integrated into different industrial environments.

“Bringing the first installations into operation established an important foundation for the next phase of Pamesa Net Zero,” said Mariano Soria, Chief Executive Officer of Turbo Energy. “These additional orders expand the scope of our participation in the program, extending both our battery storage systems and the software that manages them. For Turbo Energy, Phase II represents an opportunity to deepen our involvement in a major industrial energy program while continuing to demonstrate how integrated storage and intelligent energy management can address the operating and economic requirements of electricity-intensive industries.”

Supporting industrial energy economics and broader market expansion

For electricity-intensive industries, managing when and how electricity is generated, stored and consumed is an increasingly important factor in operating costs and competitiveness.

By coordinating on-site solar generation, battery storage and electricity demand, intelligent energy management systems can help industrial facilities increase solar self-consumption, manage peak demand and shift electricity purchases toward more favorable price periods, subject to each facility’s technical and operating conditions.

Beyond Pamesa, Turbo Energy announced a separate $3.5 million portfolio of 15 intelligent energy storage projects across Spain and Chile in September 2026. That portfolio excludes Pamesa and reflects the Company’s expansion across a broader customer base and a diversified range of commercial and industrial applications.

¹ U.S. dollar amount calculated using an exchange rate of US$1.1154 per euro, the Federal Reserve H.10 rate reported for November 6, 2026, in the release dated November 9, 2026.

About Turbo Energy, S.A.

Founded in 2013, Turbo Energy, S.A. (Nasdaq: TURB) is a global technology integrator specializing in AI-driven storage and energy management solutions. The Company integrates advanced battery storage, proprietary software and energy management systems into intelligent energy solutions that help residential, commercial and industrial customers optimize energy consumption, reduce costs, improve resilience and maximize the value of their energy assets.

As part of Umbrella Global Energy, Turbo Energy plays a strategic role in driving innovation in intelligent energy storage, electrification and software-defined energy management across Europe, North America and Latin America. For more information, please visit www.turbo-e.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, including anticipated manufacturing, delivery, installation and commissioning timelines, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control, including the risks described in the Company’s registration statements and annual reports under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Any forward-looking statements contained in this press release speak only as of the date hereof, and Turbo Energy, S.A. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

Turbo Energy | Investor Relations

Email: investors@turbo-e.com

Website: investors.turbo-e.com